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(STRADLEY RONON ATTORNEYS AT LAW LOGO)       STRADLEY RONON STEVENS & YOUNG, LLP

                                                            1220 19th Street, NW

                                                                       Suite 600

                                                            Washington, DC 20036

                                                        Telephone (202) 822-9611

                                                              Fax (202) 822-0140



                                February 10, 2005

VIA Edgar and Email

Larry L. Greene, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: UMB Scout Stock Fund, Inc. (File Nos. 2-79131 and 811-3557), UMB Scout WorldWide Fund, Inc. (File Nos. 33-58070 and 811-7472), UMB Scout Bond Fund, Inc. (File Nos. 2-79132 and 811-3558), UMB Scout Kansas Tax-Exempt Bond Fund, Inc. (File Nos. 333-40845 and 811-8513), UMB Scout Money Market Fund, Inc. (File Nos. 2-78688 and 811-3528), UMB Scout Tax-Free Money Market Fund, Inc. (File Nos. 2-79130 and 811-3556) and UMB Scout Funds (File Nos. 333-96461 and 811-9813) - Response to SEC Comments on Preliminary Proxy Solicitation Materials

Dear Mr. Greene:

We are responding to your comments, provided via telephone on February 8, 2005 to the preliminary proxy materials filed on Schedule 14A by UMB Scout Stock Fund, Inc., UMB Scout WorldWide Fund, Inc., UMB Scout Bond Fund, Inc., UMB Scout Kansas Tax-Exempt Bond Fund, Inc., UMB Scout Money Market Fund, Inc., UMB Scout Tax-Free Money Market Fund, Inc. and UMB Scout Funds (each a "Fund" and collectively, the "Funds") initially filed on January 25, 2005. The preliminary filing included a separate Q&A (the "Supplemental Q&A") that will accompany the proxy statement ("Proxy Statement") when mailed to shareholders. Each of your comments and our response to each comment is set forth below.

In connection with our responses to your comments, we acknowledge, on behalf of each Fund, that:

o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

o Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

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Larry L. Greene, Esq.
February 10, 2005
Page 2 of 8


o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GENERAL COMMENTS

1. PURSUANT TO SEC PRESS RELEASE 2004-89 (JUNE 24, 2004), ALL EDGAR CORRESPONDENCE SHOULD INCLUDE A "TANDY LETTER" THAT INCLUDES CERTAIN ACKNOWLEDGEMENTS.

         RESPONSE: The acknowledgements required in a Tandy letter are included as the second paragraph of this response letter.

2. THE FILING DID NOT INCLUDE A PROXY CARD. EMAIL TO LARRY GREENE AT GREENEL@SEC.GOV.

         RESPONSE: The proxy card was emailed as requested on February 8, 2005. We have since received your communication indicating that you have no comments on the card. The proxy card will be included in the definitive filing of the proxy statement.

3. PER ITEM 4(a)(3) OF SCHEDULE 14A, INCLUDE THE COST OF THE PROXY SOLICITOR FIRM IN SOLICITING PROXIES.

         RESPONSE: We have added the following language to the Proxy Statement under the section entitled "Solicitation of Proxies:"

         "The cost of the proxy solicitation firm is estimated to be between $70,000 and $108,000, which will be paid for by the Advisor."

4. NARRATIVE LANGUAGE THAT IS PRESENTED IN ALL CAPITAL LETTERS SHOULD NOT BE USED FOR EMPHASIS IN THE PROXY STATEMENT.

         RESPONSE: We have changed the font of any affected language so that it does not appear in all capitalized letters. However, please note that some language appears in all caps due to a limitation in filing via Edgar. This language is simply bolded language and not in all caps in the printed version of the Proxy Statement.

COMMENTS ON SUPPLEMENTAL Q&A

5. IN THE SUPPLEMENTAL Q&A, UNDER PROPOSAL 2, CONSIDER EXPLAINING WHETHER OR NOT SHAREHOLDER RIGHTS WILL CHANGE AS A RESULT OF THE REORGANIZATION OF THE FUNDS FROM MARYLAND CORPORATIONS TO A DELAWARE STATUTORY TRUST.

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Larry L. Greene, Esq.
February 10, 2005
Page 3 of 8


         RESPONSE: The differences resulting from the change from a Maryland corporation to a Delaware trust, including any impact on shareholder rights, are described in the body of the Proxy Statement and/or in
         Exhibit 2 of the Proxy Statement, which compares and contrasts Maryland corporations and Delaware statutory trusts. We believe that the changes in shareholder rights are adequately disclosed in those areas and that it not be necessary to add information about this issue to the Supplemental Q&A.

6. IN THE SUPPLEMENTAL Q&A, UNDER PROPOSAL 3, THE FIRST ANSWER DOES NOT APPEAR TO ANSWER "WHY" THE FUNDS ARE REVISING THE INVESTMENT ADVISORY AGREEMENT.

         RESPONSE: We have revised the question that precedes the relevant answer to read as follows instead:

         "What changes are being made to the Funds' investment advisory agreements?"

7. IN THE SUPPLEMENTAL Q&A, UNDER PROPOSAL 5, THE ANSWER TO THE FIRST QUESTION SHOULD INDICATE THAT EACH FUND'S INVESTMENT OBJECTIVE IS ALSO REFERRED TO IN THE PROXY STATEMENT.

         RESPONSE: We believe that it is unnecessary to add this information to the Q&A. The language immediately preceding the first question includes a sentence that indicates that the Proxy Statement should be consulted for additional information on this Proposal. We believe that adding the requested language would be redundant.

8. IN THE SUPPLEMENTAL Q&A, UNDER THE LAST QUESTION OF PROPOSAL 5, PLEASE INDICATE THAT SHAREHOLDERS WILL BE NOTIFIED OF ANY CHANGE IN INVESTMENT OBJECTIVE AND THAT AS A RESULT, SHAREHOLDERS SHOULD RECONSIDER WHETHER THE FUND CONTINUES TO BE AN APPROPRIATE INVESTMENT.

         RESPONSE: We have added the following sentences to the end of the answer to this question:

         "Shareholders will be notified if the Board approves a change in a Fund's investment objective. In such a case, shareholders will have to reconsider whether the Fund continues to be an appropriate investment vehicle for the shareholder."

9. IN THE SUPPLEMENTAL Q&A, UNDER THE FOURTH QUESTION OF PROPOSAL 6, PLEASE INDICATE THAT A FUND'S RISK PROFILE MAY CHANGE IF THE BOARD CHANGES NON-FUNDAMENTAL POLICIES IN RESPONSE TO MARKET CONDITIONS.

         RESPONSE: We have added the following new sentence to the end of the answer to this question:

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Larry L. Greene, Esq.
February 10, 2005
Page 4 of 8


         "However, any such changes made by the Board may affect the risk profile of the Fund."

         COMMENTS ON PROXY STATEMENT

10. UNDER PROPOSAL 1, INDICATE THAT THE NOMINEES HAVE CONSENTED TO BEING NAMED IN THE PROXY STATEMENT AND WILL SERVE IF ELECTED.

         RESPONSE:  We have added the following sentence to Proposal 1:

         "Each of the Nominees has consented to being named in this Proxy Statement and will serve if elected by shareholders."

11. CONFIRM SUPPLEMENTALLY THAT EACH FUND DOES NOT HAVE AN ATTENDANCE POLICY FOR BOARD MEETINGS AS DESCRIBED IN ITEM 7(h)(3).

         RESPONSE: We confirm that each Fund does not have an attendance policy for board meetings.

12. UNDER PROPOSAL 1, IN THE DIRECTOR COMPENSATION TABLE, PLEASE SEPARATE OUT THE INTERESTED AND INDEPENDENT DIRECTORS.

         RESPONSE: We have added the word "Interested Director" beneath Mr. McShane's name in the compensation table as he is the only interested Director on the Board.

13. UNDER PROPOSAL 1, IN THE SECTION ENTITLED "SHAREHOLDER APPROVAL," INDICATE WHAT THE TERM "PLURALITY" MEANS.

         RESPONSE: We have added the following sentence to the end of the "Shareholder Approval" section:

         "This means that those Nominees receiving the greatest number of votes are elected."

14. IN PROPOSAL 2, INDICATE WHETHER OR NOT THE ACQUIRING FUND IS REGISTERED UNDER THE 1940 ACT.

         RESPONSE: We have revised the first sentence under the section entitled "Introduction" to read as follows (new language appears with underlines):

         "The purpose of this Proposal is to approve an Agreement and Plan of Reorganization that provides for the reorganization of the Stock Fund, Stock Select Fund, WorldWide Fund, Bond Fund, Kansas Tax-Exempt Bond Fund,

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Larry L. Greene, Esq.
February 10, 2005
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         Money Market Fund - Federal Portfolio, Money Market Fund - Prime
         Portfolio and Tax-Free Money Market Fund into new series of UMB Scout Funds, a Delaware statutory trust (the "Trust") that is registered under the 1940 Act."

15. IN PROPOSAL 2, UNDER THE SECTION ENTITLED "CERTAIN FEDERAL INCOME AND STATE TAX CONSEQUENCES OF THE PLAN," INDICATE THE APPLICABLE PROVISIONS OF THE INTERNAL REVENUE CODE THAT APPLY TO THE REORGANIZATION AND NOTE, IF APPLICABLE, WHETHER ANY LOSS CARRYOVERS WILL BE LOST AS A RESULT OF THE REORGANIZATION.

         RESPONSE: There will be no impact to capital loss carryovers attributable to the shell reorganization and therefore, we have not added any disclosure regarding that issue. We have revised the first sentence in this section to read as follows (new language appears with underlines) to indicate the applicable section of the Internal Revenue
         Code:

         "It is anticipated that the transactions contemplated by the Plan will be tax-free for federal income tax purposes under Section 368 of the Internal Revenue Code of 1986, as amended, so shareholders will not experience a taxable gain or loss when the Reorganization is completed."

16. IN PROPOSAL 2, UNDER THE SECTION ENTITLED "SHAREHOLDER APPROVAL," INDICATE THE CONSEQUENCES OF SHAREHOLDERS NOT APPROVING THE REORGANIZATION.

         RESPONSE: We have added the following new sentence at the end of the section:

         "If shareholders of a Fund do not approve the Reorganization, the Fund will initially continue to operate under Maryland law. However, the Board may explore other alternatives such as liquidating the Fund or merging it into another Fund."

17. IN PROPOSAL 3, UNDER THE SECTION ENTITLED "BOARD APPROVAL AND CONSIDERATIONS," PLEASE ELABORATE FURTHER THE CONCLUSIONS REACHED BY THE BOARD IN APPROVING EACH NEW INVESTMENT ADVISORY AGREEMENT.

         RESPONSE: We have decided to delete the second sentence of the last bullet point and also add the following new paragraph after the list of factors in this section:

         "After requesting and reviewing such materials as it deemed necessary, and based on the factors described above, the Board concluded that the advisory fees and other expenses of each Fund are fair, both absolutely and in comparison with those of other funds in each Fund's peer group and the industry at large (as summarized in the report prepared by the independent consulting firm), the scope and quality of the services to be provided by the Advisor to each Fund were consistent with each Fund's operational requirements, and that shareholders have historically received, and the Board expects that they will continue to receive,


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Larry L. Greene, Esq.
February 10, 2005
Page 6 of 8

         reasonable value in return for paying fees to the Advisor. Furthermore, in the case of the Small Cap Fund and the WorldWide Fund, where historical fees and expenses were significantly below market rates, the Board's analysis supported a conclusion to seek an increase in the investment advisory fee rates."

18. IN PROPOSAL 3, CONSIDER REVISING THE HEADING ENTITLED "REDUCTION FROM ORIGINAL FEE" IN EACH TABLE THAT DEPICTS MANAGEMENT FEE BREAKPOINTS.

         RESPONSE: We have revised the heading to be "Reduction from Base Fee."

19. IN PROPOSAL 3, CLARIFY THE LANGUAGE THAT IMMEDIATELY FOLLOWS EACH ANNUAL FUND OPERATING EXPENSES TABLE.

         RESPONSE: We have revised the paragraph so that it now reads as follows (note - the following is an example of the language under Proposal 3A, however, similar changes will be made in Proposals 3B - 3I) (new language appears with underlines):

         "For the fiscal year ended June 30, 2004, the Stock Fund paid: (a) $1,094,662 in management fees to the Advisor under the unified fee structure, of which $840,314 was determined by the Advisor to be equivalent to the advisory fee only had the unified fee structure been unbundled; and (b) total expenses of $1,116,392, which includes expenses not covered by the unified fee structure (e.g., the expenses that relate to the "Other Expenses" category above under the "Current" column such as registration and insurance fees). On a pro forma basis under the proposed advisory agreement and unbundled fee structure, the Stock Fund would have paid: (a) $772,686 in advisory fees to the Advisor, which represents a decrease of 8.0% in the advisory fee component only; and (b) total expenses of $1,159,029, which represents an increase of 3.8% in the total expense ratio.

20. IN PROPOSAL 4, PLEASE INDICATE THAT ANY OF THE SUB-PROPOSALS THAT ARE APPROVED BY SHAREHOLDERS WILL BE EFFECTIVE IMMEDIATELY SUBJECT TO APPLICABLE DISCLOSURE CHANGES.

         RESPONSE: We have revised the last sentence of the section entitled "Introduction" to read as follows (new language appears with underlines):

         "Any Proposals that are approved by shareholders will be effective immediately, subject to appropriate amendments to the Fund's registration statement filed with the SEC."

21. IN PROPOSALS 4G, 5 AND 6, YOU SUGGEST THAT WE CONSIDER UNBUNDLING THESE PROPOSALS INTO SEPARATE PROPOSALS FOR EACH AFFECTED FUND.

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Larry L. Greene, Esq.
February 10, 2005
Page 7 of 8


         RESPONSE: In these proposals, we are merely asking shareholders to approve one general change - a reclassification from fundamental to non-fundamental objectives, policies or restrictions, as the case may be. We believe that separating these into multiple proposals may not be practical and would confuse shareholders rather than providing an easy to understand proposal upon which shareholders can vote. As a result, we respectfully decline to unbundle each of these proposals.

22. IN PROPOSAL 5, PLEASE INDICATE THAT SHAREHOLDERS SHOULD RECONSIDER WHETHER THE FUND CONTINUES TO BE AN APPROPRIATE INVESTMENT IF THE BOARD APPROVES A CHANGE IN A FUND'S INVESTMENT OBJECTIVE.

         RESPONSE: We have added the following new sentence to the end of the last paragraph of the section entitled "Discussion of Proposed Change."

         "In such a case, shareholders will have to reconsider whether the Fund continues to be an appropriate investment vehicle for the shareholder."

23. IN THE SECTION ENTITLED "INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM," PLEASE DETERMINE WHETHER OR NOT A STATEMENT IS REQUIRED RELATING TO WHETHER OR NOT THE AUDIT COMMITTEE CONSIDERED THE INDEPENDENCE OF THE FUNDS' AUDITORS.

         RESPONSE: We believe that a statement regarding whether or not the Audit Committee considered the independence of the auditor is not required because the auditor did not provide any non-audit services to the Funds during the past two fiscal years. Item 9(e)(8) only requires such a statement in connection with the auditor providing non-audit services to the Funds.

24. IN THE SECTION ENTITLED "INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM," PLEASE DETERMINE WHETHER OR NOT THE AUDIT COMMITTEE'S PRE-APPROVAL POLICIES AND PROCEDURES MUST BE DISCLOSED AS REQUIRED BY
         ITEM 9(e)(5).

         RESPONSE: We believe that pre-approval policies and procedures are not required to be disclosed because the Audit Committee acted to provide required pre-approvals as contemplated under 17 CFR
         210.2-01(c)(7)(i)(A).

25. PLEASE CONFIRM SUPPLEMENTALLY WHETHER BROKER NON-VOTES ARE COUNTED FOR PURPOSES OF AN ADJOURNMENT IN A SIMILAR MANNER AS DESCRIBED UNDER THE SECTION ENTITLED "QUORUM."

         RESPONSE: We confirm that broker non-votes are counted in a similar manner for purposes of an adjournment.

26. THE SECTION ENTITLED "OTHER MATTERS AND DISCRETION OF PERSONS NAMED IN THE PROXY" APPEARS TO ALSO DISCUSS HOW SHAREHOLDERS MAY SUBMIT PROPOSALS FOR

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Larry L. Greene, Esq.
February 10, 2005
Page 8 of 8


         CONSIDERATION IN INCLUSION IN A PROXY STATEMENT. CONSIDER REVISING THE HEADING TO THIS SECTION.

         RESPONSE: The heading has been revised and is now entitled "Other Matters, Shareholder Proposals and Discretion of Persons Named in the Proxy."

                                      * * *

Should you have any questions or concerns regarding any of the above, please contact me at (202) 419-8417.

                                                     Best Regards,

                                                     /s/  Prufesh R. Modhera

                                                     Prufesh R. Modhera, Esq.

cc:      Edward J. McShane, Jr.
         Barbara J. Demmer
         Lawrence A. Knecht
         John Pauls
         James L. Moffett
         William B. Greiner
         C. Warren Green
         Lesli McLinden
         Michael P. O'Hare